                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of September, 2001

          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

           Suite 301, 2 Adelaide Street West, Toronto, Ontario M5H 1L6
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                Form 20-F   X           Form 40-F
                          -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                   Yes:                    No:   X
                        -----                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    --------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      API ELECTRONICS GROUP INC.
                                      (Formerly Investorlinks.com Inc.)

Date: October 2, 2001                 By: /Jason DeZwirek/
      ---------------                    -------------------------------
                                         Jason DeZwirek, Executive V.P.,
                                         Secretary and Director

                           API ELECTRONICS GROUP INC.
                              505 University Avenue
                                   Suite 1400
                                Toronto, Ontario
                                     M5G 1X3

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

         NOTICE IS HEREBY GIVEN THAT an annual meeting (the "Meeting") of shareholders of API ELECTRONICS GROUP INC. (the "Corporation") will be held at the offices of WeirFoulds LLP, Suite 1600, The Exchange Tower, 130 King Street West, Toronto, Ontario on Tuesday, the 30th day of October, 2001 at the hour of 11:00 o'clock in the forenoon (Toronto time), for the following purposes:

         1. to receive and consider the audited consolidated financial statements of the Corporation for the financial period ended April 30, 2001, together with the auditors' report thereon;

         2.   to elect five (5) directors of the Corporation;

         3. to reappoint BDO Dunwoody LLP, Chartered Accountants, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration; and

         4. to transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

         The specific details of the matters to be put before the Meeting as identified above are set forth in a management information circular (the "Circular") of the Corporation accompanying and forming part of this Notice.

         This Notice, accompanying Circular, audited consolidated financial statements for the financial period ended April 30, 2001 and unaudited consolidated financial statements for the three-month period ended July 31, 2001, have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and the auditors of the Corporation.

         Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o Equity Transfer Services Inc., Richmond Adelaide Centre, Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.

         DATED at Toronto, Ontario this 25th day of September, 2001.

                               BY ORDER OF THE BOARD OF DIRECTORS



                                   Phillip DeZwirek, Chairman


NOTE: The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 29th day of October, 2001 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o Equity Transfer Services Inc., Richmond Adelaide Centre, Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

                           API ELECTRONICS GROUP INC.


                         MANAGEMENT INFORMATION CIRCULAR


                             SOLICITATION OF PROXIES

         This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of API Electronics Group Inc. (the "Corporation") for use at an annual meeting (the "Meeting") of shareholders of the Corporation to be held at the time and place and for the purposes set forth in the attached notice (the "Notice") of special meeting of shareholders. It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by management of the Corporation. The cost of such solicitation will be borne by the Corporation.


                 APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

         The persons named in the enclosed form of proxy are directors and officers of the Corporation.

         A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., RICHMOND ADELAIDE CENTRE, SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON OCTOBER 29, 2001.

         A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

         A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. October 29, 2001 being the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Corporation's registered office is located at Suite 1400, 505 University, Toronto, Ontario M5G 1X3.


             MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

         The persons named in the enclosed form of proxy will vote or withhold from voting common shares ("Common Shares") in the capital of the Corporation in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such Common Shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

         The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.


                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of special shares. As of the date of this Circular, an aggregate of 10,892,972 Common Shares and no special shares of the Corporation were issued and outstanding. Each Common Share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation.

         All shareholders of record at the close of business on September 25, 2001, the "Record Date", will be entitled either to attend and vote at the Meeting in person Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them. However, if a holder of Common Shares has transferred any Common Shares after the Record Date and the transferee of such shares establishes ownership thereof and makes a written demand, not later than ten days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, the transferee will be entitled to vote such Common Shares.

         As of the date of this Circular, the only person or company who, to the knowledge of the directors and senior officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over more than ten percent (10%) of the issued and outstanding Common Shares is as follows:

                                                            Percentage of
                                   Number of                Outstanding Common
Name                               Common Shares            Shares

Phillip DeZwirek(a)                1,574,414                14.44%
Jason DeZwirek (b)                 1,409,439                12.94%

-------------
Notes:

(a) Phillip DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Mr. Phillip DeZwirek holds indirectly approximately 1,409,439 Common Shares representing approximately 12.94% of outstanding Common Shares. Phillip DeZwirek also controls Technapower Industries Corporation, that holds 164,975 Common Shares, for an additional
     1.5 % of Common Shares.

(b) Jason DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Mr. Jason DeZwirek holds indirectly approximately 1,409,439 Common Shares representing approximately 12.94% of outstanding Common Shares.

                     PARTICULARS OF MATTER TO BE ACTED UPON

                              ELECTION OF DIRECTORS

                  The number of directors on the board of directors of the Corporation must consist of not more than ten (10) directors and not less than three (3) directors to be elected annually. The board of directors of the Corporation is currently comprised of five (5) directors. The number of directors to be elected at the Meeting is five (5). Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his or her election unless his or her office is earlier vacated in accordance with the by-laws of the Corporation.

                  The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his or her current position and office with the Corporation, his or her present principal occupation or employment, the date on which he or she was first elected or appointed a director of the Corporation, and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which he or she exercises control or direction as at the date of this
Circular:

Name, Municipality
of Residence and                                                                                         Number of
Position(s) held with             Principal Occupations During                         Director          Corporation
the Corporation                   the Past Five Years                                  Since             Shares held
Thomas W.  Mills                  President and Chief Operating Officer of API         August, 2001      328,250
Long Island, N.Y.                 Electronics Inc. since 1981.
President and Director

Name, Municipality
of Residence and                                                                                         Number of
Position(s) held with             Principal Occupations During                         Director          Corporation
the Corporation                   the Past Five Years                                  Since             Shares held
Phillip DeZwirek                  Chairman and Chief Executive Officer of API          August, 2001      1,574,414(a)
Toronto, Ontario                  Electronics Inc. since 1978;  Chairman, Chief
Chairman, Chief Executive         Executive Officer and Director of CECO
Officer, Treasurer and            Environmental Corp. since August 1979;
Director                          Director of Kirk & Blum and kbd/Technic
                                  since 1999; President of Can-Med Technology,
                                  Inc. d/b/a Green Diamond Corp. since 1990.

Jason DeZwirek                    Vice President and Director of CECO                  August, 2001      1,409,439(b)
Toronto, Ontario                  Environmental Corp. since February, 1994 and
Secretary                         Secretary of CECO since February 20, 1998.
                                  Since October 1999 has been as Founder and
                                  President of kaboose.com Inc., a company
                                  engaged in the development of interactive
                                  educational content.

James C. Cassina                  President, CEO and Director of Energy Power          September,        7,666
Toronto, Ontario                  Systems Limited. President of Core Financial         2001
Director                          Enterprises Inc.

Sandra J. Hall                    Comptroller of InvestorLinks.com Inc. ("IL")         April, 2000       6,916
Director                          (former name of the Corporation) from
Ajax, Ontario                     November, 1996 through June, 2000.
                                  Appointed Director in April, 2000 and
                                  appointed Secretary in June, 2000. Secretary,
                                  Director and Vice President of Corporate
                                  Affairs for Energy Power Systems Limited.

-----------------
Notes:

(a) Mr. Phillip DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Mr. Phillip DeZwirek holds indirectly approximately 1,409,439 Common Shares representing approximately 12.94% of outstanding Common Shares. Mr. Phillip DeZwirek also controls Technapower Industries Corporation, that holds 164,975 Common Shares, for an additional 1.5 % of Common Shares.

(b) Mr. Jason DeZwirek holds 50% of Icarus Investments Corp., which in turn holds 50.01% of Can-Med Technology, Inc. Mr. Jason DeZwirek holds indirectly approximately 1,409,439 Common Shares representing approximately 12.94% of outstanding Common Shares.

                             APPOINTMENT OF AUDITORS

BDO Dunwoody LLP, Chartered Accountants, are the current auditors of the Corporation and were first appointed auditors of the Corporation on June 5, 1997. Shareholders of the Corporation will be asked at the Meeting to reappoint BDO Dunwoody LLP as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration.

Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of BDO Dunwoody LLP as the auditors of the Corporation and FOR authorizing the directors to fix the remuneration of the auditors.

                       STATEMENT OF EXECUTIVE COMPENSATION

         Ontario securities law requires that a "Statement of Executive Compensation" in accordance with the Securities Act (Ontario) be included in this Circular. The Corporation is required to disclose information about the compensation paid to, or earned by the Corporation's President or Chief Executive Officer and each of the other four most highly compensated executive officers of the Corporation earning more than $100,000 in total salary and bonus for the fiscal year ended April 30, 2001. The following addresses the applicable items identified.

Summary Compensation Table
--------------------------

         The following table sets forth certain information with respect to the compensation of Mr. Romaine Gilliland and Ms. Elizabeth Kirkwood as at the financial year ended April 30, 2001:

Romaine Gilliland(a)
--------------------

                                                                                Long Term
                    Annual Compensation                                         Compensation
                                                     Other Annual               Securities under        All other
 Year             Salary            Bonus            Compensation(c)            Options/Granted(b)      Compensation
--------------------------------------------------------------------------------------------------------------------
2001              104,246Nil                         18,421                     110,000/110,000         Nil

-----------------
Notes:
(a) Mr. Romaine Gilliland was appointed President and Chief Executive Officer on June 6, 2000 and resigned April 10, 2001.
(b) On June 26, 2000 the Corporation granted 110,000 options exercisable at US$2.55. These options expired unexercised on July 10, 2001.
(c) During the year ended April 30, 2001 the Corporation's subsidiary paid $8,795 in accounting fees, $8,370 in automobile benefits and $1,256 in professional dues.

Elizabeth Kirkwood (a)
----------------------

                                                                                Long Term
                    Annual Compensation                                         Compensation
                                                     Other Annual               Securities under        All other
 Year             Salary            Bonus            Compensation               Options/Granted         Compensation
--------------------------------------------------------------------------------------------------------------------
2000              $85,000Nil                         $18,000(b)                 10,000(c)               Nil
1999              $85,000Nil                         $24,000(b)                 Nil(d)                  Nil

-----------------
Notes:
(a) Ms. Kirkwood resigned as President and Chief Executive Officer effective June 6, 2000.
(b) These amounts represent management fees paid and accrued by the then 64% owned subsidiary of the corporation, First Strike Diamonds Inc. (formerly:
     Vertex Ventures Inc.).
(c) On August 3, 1999, the Corporation granted to Ms. Kirkwood stock options to acquire up to 50,000 common shares, exercisable at $0.30 expiring on August 3, 2002. Of these options, Ms. Kirkwood exercised 20,000 on February 22, 2000 leaving her with 30,000 options. As at August 31, 2001, on consolidation Ms. Kirkwood's remaining 30,000 options became and are now 10,000 options, excisable at $0.90.
(d) On August 3, 1999, Ms. Kirkwood released stock options to acquire 50,000 Common Shares and 10,000 Common Shares exercisable at $17.00 and $10.00 respectively.

Long-Term Incentive Plan Awards
-------------------------------

         The Corporation did not have a long-term incentive plan (the definition of "long-term incentive plan" contained in the Securities Act (Ontario) expressly excludes a stock option plan as referred to below) during the financial year ended April 30, 2001.

Stock Options/SAR Grants
------------------------

         In 1995 the board of directors of the Corporation authorized a stock option plan (the "Option Plan") for directors, officers and employees of the Corporation. The terms of the Option Plan restricts options granted at any point in time to 10% of the outstanding Common Shares. Also, no optionee can be granted options of more than 5% of the outstanding Common Shares at one point in time. The maximum term of any option granted is five years.

         During the financial year ended April 30, 2000, the Corporation granted to Ms. Kirkwood, stock options to acquire 50,000 Common Shares, exercisable at $0.30 per share expiring August 3, 2002. On February 22, 2000, Ms. Kirkwood exercised stock options to acquire 20,000 Common Shares at $0.30 per share. During the fiscal year ended April 30, 2001 a total of 553,000 Common Share purchase options, exercisable at US$2.55 were issued to directors of the Corporation. Of those, 380,000 options were released on March 1, 2001, 110,000 options expired on July 10, 2001 and 63,000 options were released on July 24, 2001.

Aggregated Option/SAR Exercises and Financial Year-End Option/SAR Values
------------------------------------------------------------------------

         The following table discloses the number and value of exercised and unexercised options held by Ms. Kirkwood and Mr. Gilliland during the last completed financial year:

--------------------------------------------------------------------------------------------------------------
Name                       Securities       Aggregate       Unexercised              Value of Unexercised in-
                           Acquired on      Value           Options/SARs at          the-Money Options/SARs
                           Exercise         Realized        April 30, 2001           at April 30, 2001:
                                                                                     Exercisable/Unexercisable
--------------------------------------------------------------------------------------------------------------
Romaine Gilliland            Nil              N/A              110,000                        Nil
--------------------------------------------------------------------------------------------------------------
Elizabeth Kirkwood           Nil              N/A              28,000                         Nil
--------------------------------------------------------------------------------------------------------------

Employment Contracts
--------------------

         There are no employment contracts between or among the Corporation, any of its subsidiaries or any officers and directors thereof.

Compensation of Directors
-------------------------

         No directors of the Corporation were compensated by the Corporation or any of its subsidiaries during the financial year ended April 30, 2001 for their services in their capacity as directors.

         During the financial year-ended April 30, 2001, the Corporation paid to 1014620 Ontario Ltd. (a corporation controlled by Elizabeth J. Kirkwood) $12,500 and $38,000 for, respectively, executive office rent, accounting and corporate administrative services, as well as $1,600 for web-site hosting and maintenance. During the fiscal financial year-ended April 30, 2001, the Corporation paid consulting fees in the amount of $30,227 to Frank Kollar (a former director) and consulting fees in the amount of $25,000 to Ms. Kirkwood.

         For the financial year ended April 30, 2001, Ms. Sandra Hall, the Secretary and a director of the Corporation was compensated $23,500 for corporate secretarial and administrative services.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

         No director or officer of the Corporation or associate of any director or officer of the Corporation is, or at any time since the beginning of the Corporation's financial year ended April 30, 2001 has been, indebted to the Corporation or any of its subsidiaries.

                              FINANCIAL STATEMENTS

         A copy of the audited consolidated financial statements of the Corporation for the financial year ended April 30, 2001, together with the auditors' report thereon accompany this Circular. The directors will place before the Meeting the said financial statements and auditors' report.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

         No insider of the Corporation, as defined in the Securities Act (Ontario),(1) or associate or affiliate thereof, has any material interest in any transaction completed since the commencement of the Corporation's financial year ended April 30, 2001 or in any proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries except as disclosed elsewhere in the management information circular.

-----------------
Note:

     (1) The definition of "insider" contained in the Securities Act (Ontario) includes every director or senior officer of a corporation, every director or senior officer of a corporation that is itself an insider or subsidiary of a corporation and any person or corporation/company who beneficially owns, directly or indirectly, or who exercises control or direction over, more than 10% of the outstanding common shares of a corporation.

                               DIRECTORS' APPROVAL

         The contents and the sending of this Circular to the shareholders of the Corporation have been approved by the board of directors of the Corporation. Unless otherwise specified, information contained in this Circular is given as of September 25, 2001.

           DATED at Toronto, Ontario this 25th day of September, 2001.

                              BY ORDER OF THE BOARD


                           Phillip DeZwirek, Chairman

                           API ELECTRONICS GROUP INC.
                              505 University Avenue
                                   Suite 1400
                            Toronto, Ontario M5G 1X3

     FORM OF PROXY SOLICITED BY THE MANAGEMENT OF API ELECTRONICS GROUP INC. FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 30, 2001.

               The undersigned shareholder(s) of API ELECTRONICS GROUP INC. (the "Corporation") hereby appoint(s) in respect of all of his or her shares of the Corporation Phillip DeZwirek, Chairman of the Corporation, or failing him, Jason DeZwirek, Secretary of the Corporation, or in lieu of the foregoing ________________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual meeting (the "Meeting") of shareholders of the Corporation to be held on the 30th day of October, 2001, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

          1. TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) in the election of directors.

          2. TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) on reappointing BDO Dunwoody LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation and to authorize the directors of the Corporation to fix the auditors' remuneration.

               If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.


               DATED the            day of                            , 2001.
                        ------------      ----------------------------



                                            -----------------------------------
                                            Signature of Shareholder(s)


                                            -----------------------------------
                                            Print Name

                                            (see notes on back of this page)

NOTES:

(1) This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointer is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed.

(2) The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(3) A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THIS FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER SERVICES INC., RICHMOND ADELAIDE CENTRE, SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO
TIME) ON THE 29TH DAY OF OCTOBER, 2001.

(4) IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THIS FORM OF PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THIS PROXY.

(5) This proxy ceases to be valid one year from its date.

(6) If your address as shown is incorrect, please give your correct address when returning this proxy.

                           API ELECTRONICS GROUP INC.
                               (the "Corporation")

SUPPLEMENTAL MAILING LIST
-------------------------

Canadian securities legislation obliges the Corporation to deliver its interim financial statements to any person or company who submits a written request to the Corporation for such statements, including a statement signed by such person or company that the person or company is the owner of securities of the Corporation. If you would like your name placed on the supplemental mailing list maintained by the Corporation for this purpose kindly complete the form below and return it to the Corporation at the following address or fax it to the Corporation at the following fax number:

                           API ELECTRONICS GROUP INC.
                              505 University Avenue
                                   Suite 1400
                                Toronto, Ontario
                                     M5G 1X3
                               Fax: (416) 593-4658



---------------------------------DETACH HERE-----------------------------------


                           API ELECTRONICS GROUP INC.
                               (the "Corporation")

I would like my name placed on the supplemental list of shareholders maintained by the Corporation and confirm that I am an owner of securities of the Corporation.


Name:
      -------------------------------------------------------------------------

Address:
         ----------------------------------------------------------------------

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Signature:                                     Date:
           -------------------------------          ---------------------------